July 28, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: John Reynolds, Assistant Director

Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re: Thrifty Printing, Inc.

Amendment No. 3 to Form SB-2 Registration Statement

File No. 333-122005

Further to your letter dated July 19, 2005, enclosed please find three clean copies and three blacklined copies (hard copies) of the amendment No., 3 of Form SB-2 Registration Statement, filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, including Exhibits.

The Company has incorporated your requested changes, and the following are the Company's response using the same numbering system as in your July 19, 2005 letter.

General

  It is briefly described therein.

  The Company conducted two private placements since incorporation. The Company issued 2 million shares on April 23, 2004 under the first private placement and further issued 1.2 million shares to its two directors on December 31, 2004. The Registration Statement under the form of SB-2 was filed with you for approval on January 13, 2005 and has not yet been effective. On the first page of the Prospectus, it is clearly stated the information in this Prospectus is not complete and may be changed. The selling shareholders may not sell or offer their securities until this Registration Statement, filed with the Securities & Exchange Commission, is effective. The first private placement was carried out under Regulation S. The directors contacted their close friends and business associates to purchase the shares of the Company. The second private placement placees were the two existing directors of the Company. There were no general solicitations involved.

  It is revised accordingly.

  It is revised accordingly.

  It is revised and clarified that the Company has a principal business office in China and a head office in Nevada.

  It is revised accordingly.

  Summary of Financial Data

  It is revised accordingly.

  Risk Factors, page 6

  It is clarified that the private placement was completed on December 31, 2004.

  It is revised accordingly.

  Directors, Executive Officers, Promoters and Control Persons, page 18

  The names are included accordingly.

  Description of Business, page 22

  It is reconciled accordingly.

  Our Current Business, page 22

  It is revised to clarify that every part of the website is fully operational.

  It is explained that the Company has taken no orders from registered members nor generated any revenues from such orders.

  The China Post EMS charges $2.99 for first priority mail for any package under 1 kg to the US and Canada and provides delivery within five business days. The Company estimated that about 100 prints of the regular size (4x6) will be under 1 kg. The shipping charges of the Company is revised to $2.99 for any regular prints less than 100, and an additional $0.03 per print for quantities exceeding 100 prints. See revised table under "Competition". Page 24 shows that different companies charge different fees for shipping. For example, Sony does not charge any shipping fees. Kodak charges $4.99 per order.

  China Post EMS charges $2.99 for first priority mail for any package under 1 kg and will deliver within five business days.

  The prices charged by the Company to corner stores are less than the prices charged to customers via the Company's website.

  They are not employees of the Company.

  It is disclosed that the Company has not begun receiving orders.

  Marketing, page 23

  It is explained that Google and Yahoo provide free Internet websites for any company to list their names and web addresses free of charge, similar to telephone companies who provide yellow pages for anyone to list their name and telephone number free of charge.

  Technology, page 24

  It is described accordingly, and there is no written agreement.

  Competition, page 24

  The cost of shipping is added to the table.

  50% off regular prices is based on the average price of the table provided under this section.

  It is explained accordingly.

  Management's Discussion and Analysis and Plan of Operations, page 27

  Plan of Operations, page 27

  It is revised and clarified that no revenues have been generated by the Company.

  It is revised to "no revenues".

  It is explained that the customer has to go himself to the corner store to pick up the photo prints.

  It is removed.

  It is clarified that the two associates will not be compensated later for their current work.

  It is revised to clarify that they have not yet had any sales.

  It is reconciled to show that the estimated costs for the next 12 months are between $59,000 and $82,000.

  Cash Requirements, page 29

  It is reconciled.

  The legal costs are included.

  Unaudited Interim Financial Statements

  Interim Financial Statements for December 31, 2004.

  It is removed.

If you have any other questions, please do not hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669.5791.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan

dlm

encls.